Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2005	Commission File Number: 1-14242

ROYAL GROUP TECHNOLOGIES LIMITED

(Name of registrant)

1 Royal Gate Boulevard
Woodbridge, Ontario
L4L 8Z7
(905) 264 0701

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “YES” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	THIRD QUARTER REPORT Ended September 30, 2005
99.2	MANAGEMENT’S DISCUSSION and ANALYSIS
99.3	CEO and CFO CERTIFICATIONS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be singed on its behalf by the undersigned, thereunto duly authorized.

ROYAL GROUP TECHNOLOGIES LIMITED

Date: November 14, 2005	By:	-s- Scott D. Bates
		Name:	Scott D. Bates
		Title:	Vice-President, General Counsel and Corporate Secretary